03014752

SO 3/11/03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berenson Minella & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 4th Floor
(No. and Street)

New York (City) New York (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Ulano 212-446-1741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2003

PROCESSED MAR 21 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Ulano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenson Minella & Company, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SERAFINA RAUTI
Notary Public, State of New York
No. 31-5003568
Qualified in New York County
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Notary Public

Signature

Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berenson & Company, LLC

(A wholly owned subsidiary of
Berenson & Company Inc.)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Berenson & Company, LLC
(formerly known as Berenson Minella & Company, LLC)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Berenson & Company, LLC (formerly known as Berenson Minella & Company, LLC) ("the Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2003

Berenson & Company, LLC
(A wholly owned subsidiary of Berenson & Company Inc.)
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents (including restricted cash of $102,926)	$	1,503,685
Securities owned, at market value		1,212
Office equipment, net of accumulated depreciation of $287,983		204,021
Leasehold improvements, net of accumulated amortization of $108,158		103,851
Proprietary software, net of accumulated amortization of $2,997		23,351
Other assets		60,738
Due from affiliate, net		157,538
Total assets	$	2,054,396
Liabilities and Member's Equity		
Accrued compensation expense	$	330,683
Accrued expenses		361,764
Other liabilities		81,173
Total liabilities		773,620
Commitments (Note 7)		
Total member's equity		1,280,776
Total liabilities and member's equity	$	2,054,396

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Effective December 27, 2001, Berenson & Company, LLC (formerly known as Berenson Minella & Company, LLC) (the "Company") became a wholly owned subsidiary of Berenson & Company, Inc. (formerly known as Berenson Minella & Company, Inc.) (the "Parent"). The Parent is the Managing Member, and only member of Berenson & Company, LLC.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of providing advice in connection with various transactions including financial restructurings, mergers, acquisitions, private placements of securities and other similar activities.

Effective September 5, 2002, in accordance with a separation agreement, two of the three shareholders of the Parent, representing ownership interests of 31.0% and 26.5%, respectively, each sold their ownership interest in the Parent to the Parent and resigned their positions at the Company and its affiliates.

The Company and the Parent changed their names effective February 24, 2003.

2. Significant Accounting Policies

Cash and cash equivalents include holdings in money market mutual funds.

Securities owned consists of common stock which is valued at publicly quoted exchange prices, and warrants valued at management's estimate of fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Accrued Compensation

The Company accrued $304,350 in discretionary incentive compensation. The amount was determined through an analysis of several factors, including the Company's performance. The allocation among employees, which was not determined until after the end of the year, was based on an individual's performance and contribution during the year.

The Company assumed $179,194 in deferred compensation expenses payable to certain employees of the Company in connection with preferred stock issued by the Parent.

4. Income Taxes

The Company is a limited liability company that has elected to file as a partnership. As such it is not subject to Federal or State income taxes. However, members are taxed on their proportionate

share of the Company's income. Therefore no provision has been made for Federal or State income taxes. As a single member LLC, in accordance with the Federal and applicable State law, the Company is treated as a branch of its single member owner, the Parent. The Company's results are included in a consolidated tax filing made by its Parent. For financial statement purposes, the Company has provided for income taxes on the basis that it is filing a stand alone tax return. Deferred tax assets arising from losses and timing differences have not been recognized as, on the basis of all available evidence, it is more likely than not they will not be utilized in the future.

5. Benefit Plans

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

6. Net Capital

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $100,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2002, the Company had net capital of $930,876 which exceeded the minimum net capital requirement of $100,000 by $830,876. The Company's ratio of aggregate indebtedness to net capital was .50 to 1.

7. Commitments

The Company leases office space under noncancelable leases, which expire in January 2013. Future minimum lease payments at December 31, 2002 are as follows:

2003	$ 1,215,805
2004	1,277,875
2005	1,315,790
2006	1,315,790
2007	1,330,290
Thereafter	7,142,615
	$ 13,598,165

The lease requires a security deposit of $100,000, which has been satisfied by a letter of credit. The Company has collateralized such letter of credit with a cash deposit of $101,335. This letter of credit matures annually at December 31.

8. Related Party

At December 31, 2002, the receivable from affiliate represents the net amount due from the Parent.

The Company received a cash contribution of $450,000 from the Parent during 2002. The Parent also contributed a security to the Company at its carrying value, which approximates its fair value of $118,479.